Exhibit 99.1

Precision Drilling Trust
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
		September 30,	December 31,
(Stated in thousands of Canadian dollars)		2009	2008

ASSETS
Current assets:
Cash and cash equivalents		$177,529	$61,511
Accounts receivable		266,307	601,753
Income tax recoverable		8,612	13,313
Inventory		9,108	8,652
		461,556	685,229
Income tax recoverable	(note 4)	58,055	58,055
Property, plant and equipment, net of accumulated depreciation		3,065,370	3,243,213
Intangibles		3,681	5,676
Goodwill		772,199	841,529
		$4,360,861	$4,833,702

LIABILITIES AND UNITHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities		$138,992	$270,122
Distributions payable		–	20,825
Current portion of long-term debt	(note 5)	43,363	48,953
		182,355	339,900
Long-term liabilities		26,994	30,951
Long-term debt	(note 5)	795,560	1,368,349
Future income taxes		700,016	770,623
		1,704,925	2,509,823
Contingencies	(note 9)

Unitholders’ equity:
Unitholders’ capital	(note 3)	2,770,708	2,355,590
Contributed surplus		3,223	998
Retained earnings (deficit)		132,112	(48,068)
Accumulated other comprehensive income	(note 6)	(250,107)	15,359
		2,655,936	2,323,879
		$4,360,861	$4,833,702
See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Precision Drilling Trust

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT) (UNAUDITED)

		Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars, except per unit amounts)		2009	2008	2009	2008

Revenue		$253,337	$285,639	$911,379	$766,842
Expenses:
Operating		143,059	154,323	522,411	416,308
General and administrative		24,539	12,496	74,582	48,793
Depreciation and amortization		30,378	22,798	102,549	60,559
Foreign exchange		(63,486)	(2,626)	(105,055)	(3,751)
Finance charges	(note 8)	29,396	2,288	112,947	6,571

Earnings before income taxes		89,451	96,360	203,945	238,362
Income taxes:	(note 4)
Current		5,216	2,121	13,380	6,818
Future		12,539	11,890	3,977	21,190
		17,755	14,011	17,357	28,008

Net earnings		71,696	82,349	186,588	210,354
Retained earnings (deficit), beginning of period		60,416	(96,196)	(48,068)	(126,110)
Distributions declared		-	(49,046)	(6,408)	(147,137)

Retained earnings (deficit), end of period		$132,112	$(62,893)	$132,112	$(62,893)
Earnings per unit:	(note 10)

Basic		$0.26	$0.61	$0.77	$1.56
Diluted		$0.25	$0.61	$0.75	$1.56
See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2009	2008	2009	2008
Net earnings	$71,696	$82,349	$186,588	$210,354
Unrealized loss recorded on translation of assets
and liabilities of self-sustaining operations
denominated in foreign currency	(154,590)	-	(265,466)	-
Comprehensive income (loss)	$(82,894)	$82,349	$(78,878)	$210,354
See accompanying notes to consolidated financial statements

PRECISION DRILLING TRUST

Precision Drilling Trust
CONSOLIDATED STATEMENTS OF CASH FLOW (UNAUDITED)
	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2009	2008	2009	2008

Cash provided by (used in):
Operations:
Net earnings	$71,696	$82,349	$186,588	$210,354
Adjustments and other items not involving cash:
Long-term compensation plans	4,786	93	2,914	1,790
Depreciation and amortization	30,378	22,798	102,549	60,559
Future income taxes	12,539	11,890	3,977	21,190
Amortization of debt issue costs and
debt settlement	7,056	-	30,119	-
Foreign exchange on long-term monetary items	(67,321)	(23)	(118,319)	(40)
Changes in non-cash working capital balances	(39,186)	(113,866)	226,270	(32,847)
	19,948	3,241	434,098	261,006
Investments:
Business acquisitions	-	(15,519)	-	(15,519)
Purchase of property, plant and equipment	(14,198)	(75,457)	(179,443)	(130,269)
Proceeds on sale of property, plant and equipment	2,428	1,879	10,257	5,325
Change in income tax recoverable	-	-	-	(55,148)
Changes in non-cash working capital balances	1,741	7,598	(20,147)	10,669
	(10,029)	(81,499)	(189,333)	(184,942)
Financing:
Increase in long-term debt	-	126,836	408,893	220,517
Repayment of long-term debt	(6,567)	-	(887,605)	(108,559)
Financing costs on long-term debt	(674)	-	(21,628)	-
Distributions paid	-	(49,046)	(27,233)	(167,258)
Issuance of trust units, net of issue costs	(533)	-	413,223	-
Change in non-cash working capital balances	(431)	-	-	-
Change in bank indebtedness	-	-	-	(14,115)
	(8,205)	77,790	(114,350)	(69,415)
Effect of exchange rate changes on cash and
cash equivalents	(4,164)	-	(14,397)	-
Change in cash and cash equivalents	(2,450)	(468)	116,018	6,649
Cash and cash equivalents, beginning of period	179,979	7,117	61,511	-
Cash and cash equivalents, end of period	$177,529	$6,649	$177,529	$6,649
See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Precision Drilling Trust

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Tabular amounts are stated in thousands of Canadian dollars except unit numbers)

NOTE 1.  BASIS OF PRESENTATION

These interim financial statements for Precision Drilling Trust (the “Trust”) were prepared using accounting policies and methods of their application consistent with those used in the preparation of the Trust’s consolidated audited financial statements for the year ended December 31, 2008 except as noted below. These interim financial statements conform in all material respects to the requirements of generally accepted accounting principles in Canada for annual financial statements with the exception of certain note disclosures. As a result, these interim financial statements should be read in conjunction with the Trust’s consolidated audited financial statements for the year ended December 31, 2008.

Effective January 1, 2009 the Trust adopted new Canadian accounting standards relating to goodwill and intangible assets (Section 3064). This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new section did not have an impact on the consolidated financial statements.

Precision has a combination of equity based incentive compensation plans outstanding, some of which are settled in trust units and others that are settled in cash. Compensation cost associated with equity settled plans is recorded at fair value and expensed over the instruments vesting period. Under Precision’s option plan the fair value of the option grant is calculated at the date of grant using the Black-Scholes option pricing model and that value is recorded as compensation expense over the grant’s vesting period with an offsetting credit to contributed surplus. Forfeitures are estimated on the date of grant. Under the non-management director trust unit plan the fair value is based on the trading price of a Precision unit on the date of grant. Compensation cost associated with cash settled compensation plans is recorded at intrinsic value over the instruments vesting period. Intrinsic value is determined by the unit price at the period end applied to the units that have vested under the plan. The associated liability is included in accounts payable or long-term liabilities as appropriate.

NOTE 2.  SEASONALITY OF OPERATIONS

The Trust has operations that are carried on in Canada which represent approximately 38% (2008 – 85%) of consolidated total assets as at September 30, 2009 and 45% (2008 – 86%) of consolidated revenue for the nine months ended September 30, 2009. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this “spring break-up” has a direct impact on the Trust’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring break-up affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Trust’s slowest time.

NOTE 3.  UNITHOLDERS’ CAPITAL

(a)	Authorized – unlimited number of voting Trust units

– unlimited number of voting exchangeable LP units

(b)	Units issued:

Trust units	Number	Amount

Balance, December 31, 2008	160,042,065	$2,353,843
Issued on retraction of exchangeable LP units	32,021	369
Issued for cash on February 18, 2009	46,000,000	217,281
Issued pursuant to private placement	35,000,000	70,181
Issued upon the exercise of rights on June 4, 2009	34,441,950	103,326
Unit issue costs, net of related tax effect of $1.9 million	-	(10,489)
	275,516,036	$2,734,511
Warrants issued pursuant to private placement	-	34,819
Balance September 30, 2009	275,516,036	$2,769,330

PRECISION DRILLING TRUST

Exchangeable LP units	Number	Amount

Balance, December 31, 2008	151,583	$1,747
Redeemed on retraction of exchangeable LP units	(32,021)	(369)
Balance, September 30, 2009	119,562	$1,378

Summary	Number	Amount
Trust units	275,516,036	$2,769,330
Exchangeable LP units	119,562	1,378
Unitholders’ capital	275,635,598	$2,770,708

(c) Warrants:
On April 22, 2009 the Trust issued 15,000,000 purchase warrants pursuant to a private placement. Each warrant is exercisable into a unit of the Trust at a price of $3.22 per trust unit for a period of five years from the date of issue.

NOTE 4.  INCOME TAXES

Currently, the Trust incurs taxes to the extent that there are certain provincial capital taxes or state franchise taxes, as well as taxes on any taxable income, of its underlying subsidiaries. Future income taxes arise from the differences between the accounting and tax basis of the Trust’s and its subsidiaries’ assets and liabilities.

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates. A reconciliation of the difference at September 30 is as follows:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Earnings before income taxes	$89,451	$96,360	$203,945	$238,362
Federal and provincial statutory rates	29%	30%	29%	30%
Tax at statutory rates	$25,941	$28,908	$59,144	$71,509
Adjusted for the effect of:
Non-deductible expenses	1,644	288	6,372	549
Non-taxable gains	(16,206)	(501)	(18,752)	(959)
Income taxed at lower rates	(1,388)	–	(36,812)	–
Income to be distributed to unitholders,
not subject to tax in the Trust	(202)	(17,000)	(2,525)	(48,569)
Other	7,966	2,316	9,930	5,478
Income tax expense	$17,755	$14,011	$17,357	$28,008
Effective income tax rate	20%	15%	9%	12%

The Trust received Notices of Reassessment in 2008 from a provincial taxing authority related to certain subsidiaries’ taxation years ending in 2001 through 2004. As a result of the notices, the Trust was required to pay $37.7 million in taxes and $20.4 million in assessed interest. The reassessments relate to the treatment of interest in certain provincial tax filings. The Trust is in the process of challenging these reassessments. The Trust anticipates that the dispute will not be resolved within one year and has recorded the amount paid as a long-term receivable. No amounts related to the $58.1 million in reassessments have been expensed.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. LONG-TERM DEBT
	September 30,	December 31,
	2009	2008

Secured facility:
Term Loan A	$330,727	$489,215
Term Loan B	484,005	489,840
Revolving credit facility	-	107,981
Unsecured facility	-	168,352
Unsecured senior notes
Unsecured convertible notes:	175,000	-
3.75% notes (US$137.5 million)	-	168,413
Floating rate notes (US$124.8 million)	-	152,801
	989,732	1,576,602
Less net unamortized debt issue costs	(150,809)	(159,300)
	838,923	1,417,302
Less current portion	(43,363)	(48,953)
	$795,560	$1,368,349

At September 30, 2009 the amount drawn under the Term Loan A facility consisted of US$288.3 million (December 31, 2008 – US$381.1 million) denominated in US dollars and $21.7 million (December 31, 2008 – $22.5 million) denominated in Canadian dollars. The Term Loan B facility is denominated in US dollars and as at September 30, 2009 US$451.4 million (December 31, 2008 – US$400 million) was outstanding.

During the second quarter Precision entered into an interest rate swap arrangement to fix the libor rate at 1.7% on US$250 million of the Term A-1 facility (with scheduled reductions in the balance through September 2013 to match the reduction in principal balances) and paid US$2.1 million for an interest rate cap of 3.25% on US$350 million of the Term B facilities (with scheduled reductions in the balance through December 2013). The net amount owing under the interest rate derivative contracts is settled quarterly. At September 30, 2009 the change in fair value of these interest rate derivative contracts was estimated to be nominal.

During the second quarter, Precision fully repaid and cancelled the outstanding balance of the unsecured facility and completed syndication of the secured facility.

On April 22, 2009, the Trust completed a private placement of $175 million principal amount of 10% senior unsecured notes (the “Senior Notes”), which have an eight-year term, with one-third of the initial outstanding principal amount payable on each of the 6th, 7th and 8th anniversaries of the closing date of the private placement. The Senior Notes are unsecured and have been guaranteed by the Trust and each subsidiary of the Trust that guaranteed the secured facility. The terms of the Senior Notes contain customary negative and affirmative covenants and events of default.

During the first quarter, holders of 3.75% Notes and Floating Rate Notes representing US$137.5 million and US$124.8 million, respectively accepted the purchase offer made pursuant to change in control provisions in the indenture agreements governing the notes. Precision was required to purchase these notes on March 24, 2009 at the principal balance plus accrued interest.

At September 30, 2009 scheduled principal repayments are as follows:
For the twelve month periods ended September 30,

2010	$43,363
2011	60,858
2012	74,252
2013	78,716
2014	557,543
Thereafter	175,000

In addition to mandatory scheduled repayments, Precision has the option to prepay the loans under the secured facility generally without premium or penalty.

PRECISION DRILLING TRUST

NOTE 6. ACCUMULATED OTHER COMPREHENSIVE INCOME

Balance, December 31, 2008	$15,359
Unrealized foreign currency translation loss	(265,466)
Balance, September 30, 2009	$(250,107)

NOTE 7.  UNIT BASED COMPENSATION PLANS

(a) Option plan
During the second quarter the Trust implemented a unit option plan under which a combined total of 11,103,500 options to purchase units are reserved to be granted to employees. Of the amount reserved, 1,922,200 options have been granted. Under this plan, the exercise price of each option equals the fair market of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant. The options vests over a period of three years from the date of grant as employees render continuous service to the Trust and have a term of seven years.

A summary of the status of the equity incentive plan as at September 30, 2009 is presented below:
			Weighted
	Options	Range of	average	Options
Outstanding		exercise price	exercise price	exercisable

December 31, 2008	–	–	–	–
Granted	1,922,200	$5.22 – 5.85	$5.64	–
Forfeitures	(26,500)	$5.31 – 5.85	$5.38	–
September 30, 2009	1,895,700	$5.22 – 5.85	$5.65	–

The per unit weighted average fair value of the unit options granted during 2009 was $2.54 estimated on the grant date using the Black-Scholes option pricing model with the following assumption: average risk-free interest rate 2%, average expected life of four years and expected volatility of 56%. Included in net earnings for the three and nine months ended September 30, 2009 is an expense for Unit based compensation of $0.9 million and $1.1 million, respectively.

(b) Officers and employees
During the second quarter Precision introduced two new unit based incentive plans to replace the Performance Saving Plan and the Long-Term Incentive Plan. Under the Restricted Trust Unit incentive plan units granted to eligible employees vest annually over a three year term. Vested units are automatically paid out in cash in the first quarter of the year following vesting at a value determined by the fair market value of the units as at December 31 of the vesting year. Under the Performance Trust Unit incentive plan units granted to eligible employees vest at the end of a three year term. Vested units are automatically paid out in cash in the first quarter following the vested term at a value determined by the fair market value of the units at December 31 of the vesting year and based on the number of performance units held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision’s returns compared to a peer group. Included in net earnings for the three and nine months ended September 30, 2009 is an expense of $2.9 million (2008 – $nil) and $5.3 million (2008 – $nil), respectively.

Certain liabilities under the Performance Savings Plan continue to exist as eligible participants were able to elect to receive a portion of their annual performance bonus in the form of deferred trust units (“DTUs”). These notional units are redeemable in cash and are adjusted for each distribution to unitholders by issuing additional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. All DTUs must be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after receipt of the DTUs. A summary of the DTUs outstanding under this unit based incentive plan is presented below:

Deferred Trust Units	Outstanding

Balance, December 31, 2008	83,435
Issued, including as a result of distributions	211,156
Redeemed on employee resignations and withdrawals	(17,156)
Balance, September 30, 2009	277,435

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As at September 30, 2009 $2.0 million is included in accounts payable and accrued liabilities for outstanding DTUs. Included in net earnings for the three and nine months ended September 30, 2009 is an expense of $0.5 million (2008 – $0.9 million expense recovery) and $0.8 million (2008 – $0.2 million), respectively.

The Trust has a Unit Appreciation Rights (“UAR”) plan. Under the plan eligible participants were granted UAR’s that entitle the rights holder to receive cash payments calculated as the excess of the market price over the exercise price per unit on the exercise date. The exercise price of the UAR is reduced by the aggregate unit distributions paid or payable on Trust units from the grant date to the exercise date. The UAR’s vest over a period of five years and expire ten years from the date of grant. No amounts relating to the UAR plan have been recorded as compensation expense or accrued liability as at September 30, 2009 as the intrinsic value of the awards is nil.

(c) Executive
In 2007 the Trust instituted a Deferred Signing Bonus Unit Plan for its Chief Executive Officer. Under the plan 178,336 notional DTUs were granted on September 1, 2007. The units are redeemable one-third annually beginning September 1, 2008 and are settled for cash based on the Trust unit trading price on redemption. The number of notional DTUs is adjusted for each distribution to unitholders by issuing additional notional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. As at September 30, 2009 $0.5 million is included in accounts payable and accrued liabilities for the outstanding DTUs. Included in net earnings for the three and nine months ended September 30, 2009 is an expense of $0.2 million (2008 – $1.5 million expense recovery) and an expense recovery of $0.4 million (2008 – $1.0 million expense), respectively.

(d) Non-management directors
In 2007 a deferred trust unit plan was established for non-management directors. Under the plan fully vested deferred trust units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred trust units. Distributions to unitholders declared by the Trust prior to redemption are reinvested into additional deferred trust units on the date of distribution. These deferred trust units are redeemable into an equal number of Trust units any time after the director’s retirement. A summary of deferred trust units outstanding under this unit based incentive plan is presented below:

Number
Outstanding

Balance, December 31, 2008	54,543
Granted	199,065
Issued as a result of distributions	2,051
Balance, September 30, 2009	255,659

Included in net earnings for the three and nine months ended September 30, 2009 as unit based compensation with a corresponding increase in contributed surplus, is $262,000 (2008 – $256,000) and $1.1 million (2008 – $691,000), respectively.

NOTE 8. FINANCE CHARGES
The following table provides a summary of the finance charges:
	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Interest:
Long-term debt	$21,794	$2,367	$80,262	$6,711
Other	635	12	2,856	111
Income	(89)	(91)	(290)	(251)
Amortization of debt issue costs	7,056	–	20,220	–
Loss on settlement of unsecured facility (note 5)	–	–	9,899	–
Finance charges	$29,396	$2,288	$112,947	$6,571

PRECISION DRILLING TRUST

NOTE 9.  CONTINGENCIES

The business and operations of the Trust are complex and the Trust has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Trust’s interpretation of relevant tax legislation and regulations. The Trust’s management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge the Trust’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Trust and the amount owed, with estimated interest but without penalties, could be up to $395 million, including $58 million recorded as a long-term receivable.

NOTE 10.  PER UNIT AMOUNTS

The following tables reconcile the net earnings and weighted average units outstanding used in computing basic and diluted earnings per unit:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008

Net earnings – basic	$71,696	$82,349	$186,588	$210,354
Impact of assumed conversion of convertible debt,
net of tax	–	–	1,723	–
Net earnings – diluted	$71,696	$82,349	$188,311	$210,354
Weighted average units outstanding	275,636	125,758	233,119	125,758
Effect of rights offering	–	9,007	8,236	9,007
Weighted average units outstanding – basic	275,636	134,765	241,355	134,765
Effect of trust unit warrants	7,335	–	4,227	–
Effect of stock options and other equity
compensation plans	218	36	155	27
Effect of convertible debt	–	–	5,195	–
Effect of rights offering	–	3	456	2
Weighted average units outstanding – diluted	283,189	134,804	251,388	134,794

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11.  SEGMENTED INFORMATION

The Trust operates primarily in Canada and the United States, in two segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services and manufacture, sale, and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, wastewater treatment units, and oilfield equipment rental.

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
Three months ended September 30, 2009	Services	Services	and Other	Eliminations	Total

Revenue	$216,391	$38,738	$-	$(1,792)	$253,337
Segment profit (loss)	60,484	4,536	(9,659)	-	55,361
Depreciation and amortization	25,610	3,714	1,054	-	30,378
Total assets	3,721,044	399,172	240,645	-	4,360,861
Goodwill	660,060	112,139	-	-	772,199
Capital expenditures	11,862	501	1,835	-	14,198

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
Three months ended September 30, 2008	Services	Services	and Other	Eliminations	Total

Revenue	$212,567	$76,701	$-	$(3,629)	$285,639
Segment profit (loss)(1)	79,389	21,604	(4,971)	-	96,022
Depreciation and amortization	15,207	6,623	968	-	22,798
Total assets	1,426,832	473,308	73,995	-	1,974,135
Goodwill	172,440	112,139	-	-	284,579
Capital expenditures	68,435	6,066	956	-	75,457

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
Nine months ended September 30, 2009	Services	Services	and Other	Eliminations	Total

Revenue	$791,496	$127,303	$-	$(7,420)	$911,379
Segment profit (loss)	221,536	17,411	(27,110)	-	211,837
Depreciation and amortization	87,007	12,405	3,137	-	102,549
Total assets	3,721,044	399,172	240,645	-	4,360,861
Goodwill	660,060	112,139	-	-	772,199
Capital expenditures	171,769	1,022	6,652	-	179,443

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
Nine months ended September 30, 2008	Services	Services	and Other	Eliminations	Total

Revenue	$547,938	$228,980	$-	$(10,076)	$766,842
Segment profit (loss)(1)	203,252	64,277	(26,347)	-	241,182
Depreciation and amortization	38,817	18,943	2,799	-	60,559
Total assets	1,426,832	473,308	73,995	-	1,974,135
Goodwill	172,440	112,139	-	-	284,579
Capital expenditures	113,247	15,247	1,775	-	130,269
(1) Amounts have been restated to effect the removal of foreign exchange expense which is now excluded from the calculation of segment profit.

PRECISION DRILLING TRUST

A reconciliation of segment profit to earnings from before income taxes is as follows:
	Three months ended September 30,		Nine months ended September 30,
(Stated in thousands of Canadian dollars)	2009	2008	2009	2008

Total segment profit	$55,361	$96,022	$211,837	$241,182
Add (deduct):
Foreign exchange	63,486	2,626	105,055	3,751
Finance charges	(29,396)	(2,288)	(112,947)	(6,571)
Earnings before income taxes	$89,451	$96,360	$203,945	$238,362

The Trust’s operations are carried on in the following geographic locations:

				Inter-segment
Three months ended September 30, 2009	Canada	United States	International	Eliminations	Total

Revenue	$126,690	$120,872	$6,148	$(373)	$253,337
Total assets	1,671,133	2,632,495	57,233	-	4,360,861

				Inter-segment
Three months ended September 30, 2008	Canada	United States	International	Eliminations	Total

Revenue	$238,596	$47,152	$238	$(347)	$285,639
Total assets	1,672,334	296,041	5,760	-	1,974,135

				Inter-segment
Nine months ended September 30, 2009	Canada	United States	International	Eliminations	Total

Revenue	$410,987	$484,747	$18,627	$(2,982)	$911,379
Total assets	1,671,133	2,632,495	57,233	-	4,360,861

				Inter-segment
Nine months ended September 30, 2008	Canada	United States	International	Eliminations	Total

Revenue	$658,959	$104,885	$4,069	$(1,071)	$766,842
Total assets	1,672,334	296,041	5,760	-	1,974,135

NOTE 12.  FINANCIAL INSTRUMENTS

(a) Interest rate risk
As at September 30, 2009 approximately 83% of Precision’s $990 million of long-term debt is subject to fixed interest rates after taking into consideration the interest rate derivatives. As a result, Precision is not exposed to significant fluctuations in interest expense as a result of changes in interest rates. Applying a 100 basis points change in interest rates to the long-term debt balance at September 30, 2009, with all other variables held constant, would impact earnings, on a go forward basis by approximately $0.6 million.

(b) Liquidity risk
The following are the contractual maturities of the Trust’s long-term debt obligations as at September 30, 2009:

(Stated in thousands of
Canadian dollars)	2009	2010	2011	2012	2013	Thereafter	Total

Long-term debt	$6,567	$52,011	$60,858	$78,716	$239,434	552,146	$989,732
Interest on
long-term debt(1)	20,684	80,434	76,188	71,566	65,946	69,527	384,345
Total	$27,251	$132,445	$137,046	$150,282	$305,380	$621,673	$1,374,077
(1) Interest has been calculated based upon debt balances, interest rates and foreign exchange rates in effect as at September 30, 2009.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Precision Drilling Trust

UNITHOLDER INFORMATION

STOCK EXCHANGE LISTINGS	ACCOUNT QUESTIONS
Units of Precision Drilling Trust are listed on the Toronto	Precision’s Transfer Agent can help you with a variety of
Stock Exchange (“TSX”) under the trading symbol PD.UN and	unitholder related services, including:
on the New York Stock Exchange (“NYSE”) under the trading
symbol PDS.	■ Change of address
■ Lost unit certificates
Q3 2009 TRADING PROFILE	■ Transfer of trust units to another person
■ Estate settlement
Toronto (TSX: PD.UN)
High: $8.06
Low: $4.69	You can contact Precision’s Transfer Agent at:
Close: $7.16
Volume Traded: 68,925,263	Computershare Trust Company of Canada
100 University Avenue, 9th Floor, North Tower
Toronto, Ontario M5J 2Y1
Canada
New York (NYSE: PDS)
High: US$7.54	Telephone: 1-800-564-6253
Low: US$4.01	(toll free in Canada and the United States)
Close: US$6.63
Volume Traded: 94,931,215	1-514-982-7555
(international direct dialing)

TRANSFER AGENT AND REGISTRAR	Email: service@computershare.com
Computershare Trust Company of Canada
Calgary, Alberta	ONLINE INFORMATION
To receive news releases by email, or to view this interim
TRANSFER POINT	report online, please visit the Trust’s website at
Computershare Trust Company NA	www.precisiondrilling.com and refer to the Investor
Denver, Colorado	Relations section. Additional information relating to the
Trust, including the Annual Information Form, Annual
Report and Management Information Circular has been
filed with SEDAR and is available at www.sedar.com.

PRECISION DRILLING TRUST

Precision Drilling Trust

HEAD OFFICE	OFFICERS
Precision Drilling Trust	Kevin A. Neveu
4200, 150 – 6th Avenue SW	President and Chief Executive Officer
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403-716-4500	Joanne L. Alexander
Facsimile: 403-264-0251	Vice President, General Counsel and Corporate Secretary
Email: info@precisiondrilling.com
David J. Crowley
President, U.S. Operations
www.precisiondrilling.com
Kenneth J. Haddad
TRUSTEES	Vice President, Business Development

Robert J. S. Gibson	Darren J. Ruhr
Allen R. Hagerman, FCA	Vice President, Corporate Services
Patrick M. Murray
Gene C. Stahl
President, Canadian Operations
DIRECTORS
Douglas J. Strong
Frank M. Brown	Chief Financial Officer
William T. Donovan
W. C. (Mickey) Dunn	David W. Wehlmann
Brian A. Felesky, CM, Q.C.	Executive Vice President, Investor Relations
Robert J. S. Gibson
Allen R. Hagerman, FCA	LEAD BANK
Stephen J. J. Letwin	Royal Bank of Canada
Patrick M. Murray	Calgary, Alberta
Kevin A. Neveu
Frederick W. Pheasey	AUDITORS
Robert L. Phillips	KPMG LLP
Trevor M. Turbidy	Calgary, Alberta